Exhibit 99.1

Navios Maritime Acquisition Corporation

Reports Financial Results for the Second Quarter and Six Months ended June 30, 2012

•	100% of available days contracted for 2012 and 83% for 2013

•	Increase of quarterly revenue by 38.1% to $35.9 million

•	Increase of quarterly EBITDA by 54.4% to $22.7 million

•	Quarterly dividend of $0.05 per share

PIRAEUS, GREECE August 21, 2012 – Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE:NNA), an owner and operator of tanker vessels, today reported its financial results for the second quarter and six months ended June 30, 2012.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Acquisition stated, “I am pleased with the results of our quarter. We increased revenue by 38.1% to $35.9 million and EBITDA by 54.4% to $22.7 million. We also declared a quarterly dividend of $0.05 per share, reflecting a yield of about 7% on our common stock.”

Ms. Frangou continued, “Navios Acquisition has been able to execute on its strategy while most of its peers have been struggling. We grew our fleet by 375% during the past two years to 29 vessels and achieved economies of scale. Today, we are well positioned with a young fleet, average charter-out duration of 3.3 years, and profit sharing on 20 of our vessels. All of our available days are fixed for 2012 and about 83% of available days are fixed for 2013. We have a low cash flow breakeven and an EBITDA run rate approaching $100 million. As result, we are stronger today than we have been previously.”

HIGHLIGHTS – RECENT DEVELOPMENTS

Dividend of $0.05 per share of common stock

On August 13, 2012, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the second quarter of 2012 of $0.05 per share of common stock. The dividend is payable on October 3, 2012 to stockholders of record as of September 19, 2012. The declaration and payment of any further dividends remains subject to the discretion of the Board and will depend on, among other things, Navios Acquisition’s cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Delivery of Nave Atria

On July 31, 2012, Navios Acquisition took delivery of the Nave Atria, a 50,000 dwt MR2 product tanker, from a South Korean shipyard. The vessel is chartered-out at net daily charter rate of $13,331 per day for a period of three years plus two one year options. The charter contract also provides for 50% profit sharing.

Time Charter Coverage

As of August 21, 2012, Navios Acquisition has contracted 100.0%, 83.0% and 54.0% of its available days on a charter-out basis for 2012, 2013 and 2014, respectively, equivalent to $152.4 million, $174.5 million and $139.0 million of revenue, respectively. The average contractual daily charter-out rate for the fleet is $25,343, $22,589 and $25,848 for 2012, 2013 and 2014, respectively.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Acquisition has compiled consolidated statement of operations for the three and six month periods ended June 30, 2012 and 2011. The quarterly and six month information for 2012 and 2011 was derived from the unaudited condensed consolidated financial statements for the respective periods.

(Expressed in thousands of U.S. dollars)	Three Month Period ended June 30, 2012 (unaudited)	Three Month Period ended June 30, 2011 (unaudited)	Six Month Period ended June 30, 2012 (unaudited)	Six Month Period ended June 30, 2011 (unaudited)
Revenue	$35,945	$26,017	$71,662	$51,147
Net loss	$(1,928)	$(3,199)	$(2,716)	$(3,605)
EBITDA	$22,714	$14,656	$46,404	$30,708

Loss per share (basic and diluted)	$(0.04)	$(0.07)	$(0.06)	$(0.07)

EBITDA is a non-US GAAP financial measure and should not be used in isolation or substitution for Navios Acquisition’s results (see Exhibit II for reconciliation of EBITDA to net cash provided by operating activities).

Three month periods ended June 30, 2012 and 2011

Revenue for the three month period ended June 30, 2012 increased by $9.9 million or 38.1% to $35.9 million, as compared to $26.0 million for the same period in 2011. The increase was mainly attributable to the delivery of the Shinyo Kieran in June 2011, the acquisition of the Buddy and the Bull in July 2011, the Nave Andromeda in November 2011 and the Nave Estella in January 2012. As a result of the vessel acquisitions, available days of the fleet increased to 1,316 days for the three month period ended June 30, 2012, as compared to 887 days for the three month period ended June 30, 2011. The time charter equivalent (“TCE”) rate decreased to $26,458 for the three month period ended June 30, 2012, from $29,322 for the three month period ended June 30, 2011.

EBITDA for the three months ended June 30, 2012, increased by $8.0 million to $22.7 million, as compared to $14.7 million for the same period of 2011. The increase in EBITDA was due to a: (a) $9.9 million increase in revenue following the acquisition of the Shinyo Kieran, the Buddy, the Bull, the Nave Andromeda and the Nave Estella; (b) $0.9 million decrease in write off of deferred finance costs; (c) $0.3 million decrease in other expense, net; and (d) $0.1 million decrease in general and administrative expenses. The above increase was partially offset by a: (a) $3.0 million increase in management fees due to the increased number of vessels in Navios Acquisition’s fleet; and (b) $0.1 million increase in time charter expenses.

Net loss for the three month period ended June 30, 2012 amounted to $1.9 million compared to a $3.2 million loss for the three month period ended June 30, 2011. The decrease in net loss by $1.3 million was due to the $8.0 million increase in EBITDA partially offset by a: (a) $0.6 million increase in direct vessel expenses; (b) $2.1 million increase of interest expenses and finance cost, net; (c) $3.7 million increase in depreciation and amortization due to the acquisitions of the Shinyo Kieran, the Buddy, the Bull, the Nave Andromeda and the Nave Estella; and (d) $0.3 million decrease in interest income.

Six month periods ended June 30, 2012 and 2011

Revenue for the six month period ended June 30, 2012 increased by $20.6 million or 40.3% to $71.7 million, as compared to $51.1 million for the same period in 2011. The increase was mainly attributable to the deliveries of the Shinyo Kieran in June 2011, of the Buddy and the Bull in July 2011, the Nave Andromeda in November 2011 and the Nave Estella in January 2012. As a result of the vessel acquisitions, available days of the fleet increased to 2,635 days for the six month period ended June 30, 2012, as compared to 1,761 days for the six month period ended June 30, 2011. The time charter equivalent (“TCE”) rate decreased to $26,571 for the six month period ended June 30, 2012, from $29,045 for the six month period ended June 30, 2011.

EBITDA for the six months ended June 30, 2012, increased by $15.7 million to $46.4 million, as compared to $30.7 million for the same period of 2011. The increase in EBITDA was due to a: (a) $20.6 million increase in revenue following the acquisition of the Shinyo Kieran the Buddy, the Bull, the Nave Andromeda and the Nave Estella; (b) $0.9 million decrease in write off of deferred finance costs; (c) $0.7 million increase in other income, net; and (d) $0.2 million decrease in general and administrative expenses. The above increase was partially offset by a: (a) $6.5 million increase in management fees due to the increased number of vessels in Navios Acquisition’s fleet; and (b) $0.3 million increase in time charter expenses.

Net loss for the six month period ended June 30, 2012 amounted to $2.7 million compared to a $3.6 million loss for the six month period ended June 30, 2011. The decrease in net loss by $0.9 million was due to the $15.7 million increase in EBITDA partially offset by a: (a) $1.1 million increase in direct vessel expenses; (b) $5.4 million increase of interest expenses and finance cost, net; (c) $7.7 million increase in depreciation and amortization due to the acquisitions of the Shinyo Kieran, the Buddy, the Bull, the Nave Andromeda and the Nave Estella; and (d) $0.6 million decrease in interest income.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Acquisition and its core fleet for the three and six month periods ended June 30, 2012 and June 30, 2011.

	Three month period ended June 30,		Six month period ended June 30,
	2012	2011	2012	2011
FLEET DATA
Available days (1)	1,316	887	2,635	1,761
Operating days (2)	1,316	876	2,612	1,719
Fleet utilization (3)	100%	98.8%	99.1%	97.6%
Vessels operating at period end	15	11	15	11
AVERAGE DAILY RESULTS
Time Charter Equivalent per day (4)	$26,458	29,322	$26,571	$29,045

(1)	Available days for the fleet are total calendar days the vessels were in Navios Acquisition’s possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.

(2)	Operating days: Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization: Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Time Charter Equivalent: Time Charter Equivalent is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Conference Call, Webcast and Presentation Details:

As previously announced, Navios Acquisition will host a conference call today, Tuesday, August 21, 2012 at 8:30 am ET, at which time Navios Acquisition’s senior management will provide highlights and commentary on the results of the second quarter and six months ended June 30, 2012.

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 1123 0029

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 1123 0029

The call will be simultaneously Webcast. The Webcast will be available on the Navios Acquisition website, www.navios-acquisition.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

A supplemental slide presentation will be available on the Navios Acquisition website at www.navios-acquisition.com under the “Investors” section at 7:45 am ET on the day of the call.

About Navios Acquisition

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

For more information about Navios Acquisition, please visit our website: www.navios-acquisition.com.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Acquisition’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for crude oil, product and chemical tanker vessels, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Public & Investor Relations Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com

EXHIBIT I

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars — except share data)

	June 30, 2012	December 31, 2011
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$42,063	$41,300
Restricted cash, short term portion	31,385	30,640
Accounts receivable, net	5,656	6,478
Prepaid expenses and other current assets	216	489

Total current assets	79,320	78,907

Vessels, net	799,395	774,624
Deposits for vessels acquisitions	350,729	245,567
Deferred finance costs, net	22,703	24,819
Goodwill	1,579	1,579
Intangible assets — other than goodwill	55,556	59,879
Restricted cash, long term portion	—	1,574
Other long-term assets	873	1,310
Deferred dry dock and special survey costs, net	9,103	7,210

Total non-current assets	1,239,938	1,116,562

Total assets	$1,319,258	$1,195,469

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$813	$1,021
Dividend payable	2,410	2,421
Accrued expenses	11,054	15,492
Due to related parties, short term	46,479	43,616
Deferred revenue	3,228	3,251
Current portion of long term debt	13,776	11,928

Total current liabilities	77,760	77,729

Long-term debt, net of current portion	945,759	833,483
Loans due to related party	35,000	40,000
Due to related parties, long term	24,549	—
Other long term liabilities	344	480
Unfavorable lease terms	4,586	4,928

Total non-current liabilities	1,010,238	878,891

Total liabilities	1,087,998	956,620

Commitments and contingencies	—	—
Stockholders’ equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; 4,540 issued and outstanding as of June 30, 2012 and December 31, 2011	—	—
Common stock, $0.0001 par value; 250,000,000 shares authorized 40,517,413 issued and outstanding as of June 30, 2012 and December 31, 2011	4	4
Additional paid-in capital	250,976	255,849
Accumulated deficit	(19,720)	(17,004)

Total stockholders’ equity	231,260	238,849

Total liabilities and stockholders’ equity	$1,319,258	$1,195,469

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars- except share and per share data)

	For the Three Months Ended June 30, 2012 (unaudited)	For the Three Months Ended June 30, 2011 (unaudited)	For the Six Months Ended June 30, 2012 (unaudited)	For the Six Months Ended June 30, 2011 (unaudited)
Revenue	$35,945	$26,017	$71,662	$51,147

Time charter expenses	(1,129)	(963)	(1,659)	(1,390)
Direct vessel expenses	(601)	—	(1,103)	—
Management fees	(11,102)	(8,056)	(22,057)	(15,640)
General and administrative expenses	(765)	(889)	(1,677)	(1,915)
Write-off of deferred finance costs	—	(935)	—	(935)
Depreciation and amortization	(12,043)	(8,297)	(23,989)	(16,341)
Interest income	114	417	291	897
Interest expenses and finance cost, net	(12,112)	(9,976)	(24,319)	(18,869)
Other (expense)/income, net	(235)	(517)	135	(559)

Net loss	$(1,928)	$(3,199)	$(2,716)	$(3,605)

Net loss attributable to common shareholders	$(1,644)	$(2,700)	$(2,329)	$(3,132)

Net loss per share, basic	$(0.04)	$(0.07)	$(0.06)	$(0.07)

Weighted average number of shares, basic	40,517,413	39,356,450	40,517,413	43,130,837

Net loss per share, diluted	$(0.04)	$(0.07)	$(0.06)	$(0.07)

Weighted average number of shares, diluted	40,517,413	39,356,450	40,517,413	43,130,837

NAVIOS MARITIME ACQUISITION CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	For the Six Months Ended June 30, 2012 (unaudited)	For the Six Months Ended June 30, 2011 (unaudited)
Operating Activities
Net loss	$(2,716)	$(3,605)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	23,989	16,341
Amortization & write-off of deferred finance cost, net	1,445	1,801
Amortization of dry dock and special survey costs	1,103	—
Changes in operating assets and liabilities:
Decrease in prepaid expenses	273	30
Decrease/(increase) in accounts receivable	822	(725)
Decrease in restricted cash	423	11
Decrease in other long term assets	437	—
Decrease in accounts payable	(208)	(2,863)
Payments for dry dock and special survey costs	(2,996)	(2,221)
(Decrease)/increase in accrued expenses	(4,438)	3,627
Increase in due to related parties	25,506	8,718
Decrease in deferred revenue	(23)	(252)
Decrease in other long term liabilities	(136)	—

Net cash provided by operating activities	$43,481	$20,862

Investing Activities
Acquisition of vessels	(10,482)	(32,081)
Deposits for vessel acquisition	(137,057)	(28,924)
Decrease in restricted cash	9,131	778

Net cash used in investing activities	$(138,408)	$(60,227)

Financing Activities
Loan proceeds, net of deferred finance costs	120,600	112,619
Loan repayment to related party	(5,000)	(6,000)
Loan repayments	(6,301)	(82,543)
Dividend paid	(4,884)	(4,895)
Increase in restricted cash	(8,725)	(625)

Net cash provided by financing activities	$95,690	$18,556

Net increase / (decrease) in cash and cash equivalents	763	(20,809)
Cash and cash equivalents, beginning of year	41,300	61,360

Cash and cash equivalents, end of period	$42,063	$40,551

EXHIBIT II

Reconciliation of EBITDA to Net Cash provided by Operating Activities

(Expressed in thousands of U.S. dollars)

	Three Month Period Ended June 30, 2012 (unaudited)	Three Month Period Ended June 30, 2011 (unaudited)	Six Month Period Ended June 30, 2012 (unaudited)	Six Month Period Ended June 30, 2011 (unaudited)
Expressed in thousands of U.S. dollars
Net cash provided by operating activities	$13,440	$2,113	$43,481	$20,862
Net (decrease)/ increase in operating assets	(1,240)	3,774	(1,955)	684
Net increase in operating liabilities	(3,041)	(1,591)	(20,701)	(9,230)
Net interest cost	11,998	9,559	24,028	17,972
Deferred finance costs	(752)	(485)	(1,445)	(866)
Capitalized dry dock and special survey costs, net	2,309	2,221	2,996	2,221
Write-off of deferred finance costs	—	(935)	—	(935)

EBITDA(1)	$22,714	$14,656	$46,404	$30,708

(1)	Three Month Period Ended June 30, 2012 (unaudited)	Three Month Period Ended June 30, 2011 (unaudited)	Six Month Period Ended June 30, 2012 (unaudited)	Six Month Period Ended June 30, 2011 (unaudited)

Net Cash provided by operating activities	$13,440	$2,113	$43,481	$20,862
Net Cash used in investing activities	$(33,112)	$(53,447)	$(138,408)	$(60,227)
Net Cash provided by financing activities	$20,557	$19,490	$95,690	$18,556

Disclosure of Non-GAAP Financial Measures

EBITDA

EBITDA represents net income/ (loss) plus interest expenses and finance cost plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Acquisition believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Acquisition’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EXHIBIT III

Vessels	Type	Built/Delivery Date	DWT
Owned Vessels
Nave Cielo	LR1 Product Tanker	2007	74,671
Nave Ariadne	LR1 Product Tanker	2007	74,671
Nave Cosmos	Chemical Tanker	2010	25,130
Nave Polaris	Chemical Tanker	2011	25,145
Shinyo Splendor	VLCC	1993	306,474
Shinyo Navigator	VLCC	1996	300,549
C. Dream	VLCC	2000	298,570
Shinyo Ocean	VLCC	2001	281,395
Shinyo Kannika	VLCC	2001	287,175
Shinyo Saowalak	VLCC	2010	298,000
Shinyo Kieran	VLCC	2011	297,066
Buddy	MR2 Product Tanker	2009	50,470
Bull	MR2 Product Tanker	2009	50,542
Nave Andromeda	LR1 Product Tanker	2011	75,000
Nave Estella	LR1 Product Tanker	2012	75,000
Nave Atria	MR2 Product Tanker	2012	50,000

Owned Vessels to be Delivered
TBN	LR1	Q3 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	LR1	Q4 2012	75,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q4 2012	50,000
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q1 2013	50,000
TBN	MR2	Q2 2014	50,000
TBN	MR2	Q3 2014	50,000
TBN	MR2	Q4 2014	50,000